1345 AVENUE OF THE AMERICAS, 11TH FLOOR
NEW YORK, NEW YORK 10105
TELEPHONE: (212) 370-1300
FACSIMILE: (212) 370-7889
www.egsllp.com

VIA EDGAR

January 13, 2016

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Craig Slivka

RE:	Seguin Natural Hair Products Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 7, 2015 File No. 333-205822

Dear Mr. Slivka:

On behalf of Seguin Natural Hair Products Inc. (the “Company”), we hereby respond to the letter dated December 14, 2015 (“SEC Comment Letter”) from you to Mr. Oivi Launonen of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on December 7, 2015 under the Securities Act of 1933, as amended (the “Securities Act”). For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 3 to the Draft Registration Statement on Form S-1 (“Amendment No. 3”), to be filed substantially contemporaneously with the submission of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1.	Please update the following sections of your MD&A to account for your results of operations for the quarter ended September 30, 2015:
•	Results of Operations;
•	Liquidity and Capital Resources; and
•	Cash Flows.

In response to this comment, in Amendment No. 3, the Company has updated the sections referenced above in the Management's Discussion and Analysis of Financial Condition and Results of Operations to account for its results of operations for the quarter ended September 30, 2015.

Certain Relationships and Related Party Transactions

2.	Please identify the significant stockholder who advanced you $80 during the year ended March 31, 2015 and $225 during the quarter ended September 30, 2015. Additionally, please disclose these transactions under this section.

January 13, 2016
U.S. Securities and Exchange Commission
Attn: Craig Slivka
Re: Seguin Natural Hair Products Inc.

In response to this comment, in Amendment No. 3 under Certain Relationships and Related Party Transactions, the Company has identified the significant stockholder who advanced the Company $80 during the year ended March 31, 2015 and $225 during the quarter ended September 30, 2015 and disclosed these transactions.

* * * * * * * * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Company may not assert Staff comments, or changes to disclosure in response to Staff comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * *

January 13, 2016
U.S. Securities and Exchange Commission
Attn: Craig Slivka
Re: Seguin Natural Hair Products Inc.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company’s registration statement, please do not hesitate to contact me at any time at (212) 370-1300 or at my email address, ranslow@egsllp.com.

Very truly yours,

/s/ Richard Anslow
Richard Anslow